QuickLinks -- Click here to rapidly navigate through this document

[Letterhead of Fried, Frank, Harris, Shriver & Jacobson LLP]

Direct Line: 212.859.8076 Fax: 212.859.4000 Lois.Herzeca@friedfrank.com
October 11, 2007

Via EDGAR and Federal Express

Michele Anderson
Legal Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

  Re:
  Responses to Comments on the Form S-4/A (File No. 333-145398) filed by
  CommScope, Inc. on September 26, 2007

Dear Ms. Anderson:

On behalf of our client, CommScope, Inc. (the "Company"), please find below the Company's responses to your letter dated October 5, 2007 relating to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in connection with the Registration Statement on Form S-4/A (File No. 333-145398) ("Form S-4/A") filed by the Company on September 26, 2007.

For your convenience, we have included the text of each of your comments, followed in each case by the response. We have also enclosed a copy of Amendment No. 2 to the Form S-4/A which is being filed with the Commission via EDGAR today, both clean and marked to show changes from the Form S-4/A filed on September 26, 2007.

Proposal No. 1—The Merger, page 56

General Description of the Merger, page 56

  1.
  We note your revised disclosure on page 56 in response to our prior comment two. Please disclose with more specificity the factors that may be considered by CommScope in determining the form of consideration for the stub portion. For example, what will CommScope consider regarding its "business outlook"? Include disclosure that addresses CommScope's concerns with respect to the listed factors that led to its desire for "flexibility" (page 59) in determining the form of the stub portion as late as two trading days prior to the effective date of the merger. Also, please further revise to disclose what CommScope's primary concerns will be when evaluating the totality of information available, including the cited factors. For example, will CommScope primarily be concerned with the actual amount and cost of the debt and how it will affect CommScope's ability to conduct normal operations?

    We note the Staff's comment and have revised the Form S-4/A accordingly. See pages 56 and 59 of the Form S-4/A.

Financing, page 84

  2.
  We note your revised disclosure on the top of page 85 in response to our prior comment 10. Please further revise to describe the "other factors" that will contribute to the actual amount of borrowings.

    We note the Staff's comment and have revised the Form S-4/A accordingly. See page 85 of the Form S-4/A.

  3.
  We note your revised disclosure on page 85 in response to our prior comment 11 regarding your belief that you will have sufficient funds available to pay the entire merger consideration in cash without seeking additional financing. Please further revise to state whether you believe you will have sufficient funds available to pay the entire merger consideration in cash and retain an amount of cash estimated to be required for normal operations without seeking additional financing.

    We note the Staff's comment and have revised the Form S-4/A accordingly. See page 85 of the Form S-4/A.

Please contact me by phone at (212) 859-8076, by fax at (212) 859-4000 or by email at Lois.Herzeca@friedfrank.com if you have any comments or questions about this letter.

Sincerely,
/s/ Lois Herzeca Lois Herzeca
cc:
John J. Harrington
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Frank B. Wyatt, II
Senior Vice President, General Counsel & Secretary
CommScope, Inc.
1100 CommScope Place, SE
P.O. Box 339
Hickory, NC 28602
Telephone (828) 324 - 2200

QuickLinks

[Letterhead of Fried, Frank, Harris, Shriver & Jacobson LLP]